SEC

20010555

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-33222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Global Capital, Inc.

SEC Mail Processing Section FEB 28 2020 Washington DC 416

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hayes 978-779-5361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December, 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN M. GEORGESON
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 10, 2023

Eugene F. Hayes Jr.
Signature

CFO
Title

Dawn M. Georgeson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON GLOBAL CAPITAL, INC.

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Global Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bolton Global Capital, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bolton Global Capital, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bolton Global Capital, Inc.'s auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 18, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 9,745,233
Receivable from clearing broker	372,683
Receivable from others	63,787
Prepaid expenses	398,737
Total Current Assets	$ 10,580,440
NON-CURRENT ASSETS:	
Fixed assets (net of accumulated depreciation of $575,102)	87,857
Right-of-use assets (net of accumulated amortization of $1,469,428)	1,610,424
Cash - clearing deposit	117,408
Deposits	214,464
Total Non-current Assets	$ 2,030,153
TOTAL ASSETS	$ 12,610,593

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 531,341
Accounts payable - related party	1,427,851
Accrued income taxes	35,000
Commissions payable - registered representatives	3,390,007
Commissions payable - related party	21,813
Deferred revenue	400,492
Lease liabilities	1,187,790
Total Current Liabilities	$ 6,994,294
NON-CURRENT LIABILITIES:	
Deferred revenue	$ 52,477
Lease liabilities	526,292
Total non-current liabilities	$ 578,769
Total Liabilities	$ 7,573,063
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 1,250 shares; issued and outstanding 796 shares	$ 4,820
Retained earnings	5,032,710
Total Stockholder's Equity	$ 5,037,530
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,610,593

The accompanying notes are an integral part of these financial statements.

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

REVENUE	
Commissions	$ 45,742,902
Fee-based income	2,528,396
Other income	3,018,065
Interest income	608,893
Total Revenue	$ 51,898,256
EXPENSES	
Commissions and clearing costs	$ 36,709,020
Commissions - related party	106,936
Other operating expenses	2,567,272
Other operating expenses - related party	6,859,197
Communications	207,170
Occupancy	946,292
Utilities, maintenance, and equipment rental	17,767
Depreciation	83,442
Interest	18,647
Total Expenses	$ 47,515,743
Income Before Income Tax Provision	$ 4,382,513
Income Tax Expense	$ 81,288
NET INCOME	$ 4,301,225

The accompanying notes are an integral part of these financial statements.

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance-Beginning of Year	$ 4,820	$ 4,231,485	$ 4,236,305
Distributions		(3,500,000)	(3,500,000)
Net Income		4,301,225	4,301,225
BALANCE-END OF YEAR	$ 4,820	$ 5,032,710	$ 5,037,530

The accompanying notes are an integral part of these financial statements.

BOLTON GLOBAL CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net Income	$ 4,301,225
Depreciation	83,442
Right-of-use assets	1,469,428
Adjustments:	
Increase in receivable from clearing broker	(42,589)
Decrease in receivable from related party	2,985
Decrease in receivable from others	208,738
Increase in prepaid expenses	(181,633)
Increase in cash - clearing deposit	(1,357)
Decrease in deposits	9,000
Decrease in accounts payable and accrued expenses	(109,160)
Increase in accounts payable - related party	868,120
Increase in commissions payable - registered representatives	2,169,964
Increase in accrued income taxes	20,000
Decrease in deferred revenue	(49,027)
Increase in commissions payable - related party	20,449
Decrease in deferred revenue - non-current	(78,159)
Decrease in lease liabilities	(1,541,904)
Net Cash Flow Provided by Operating Activities	$ 7,149,522
Net Cash Flow Used by Investing Activities	
Purchase of fixed assets	$ (31,650)
Cash Flows Used by Financing Activities	
Distributions	$ (3,500,000)
Net Increase in Cash and Cash Equivalents	$ 3,617,872
Cash and Cash Equivalents Balance at December 31, 2018	$ 6,127,361
Cash and Cash Equivalents Balance at December 31, 2019	$ 9,745,233
Supplemental Information:	
Interest paid	$ 18,647
Taxes paid	$ 61,524

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Bolton Global Capital, Inc. (the Company) is located in Bolton, Massachusetts. The Company is a full service registered broker-dealer in securities, and conducts business on a fully-disclosed basis over a network of independent financial advisors across the United States of America. The Company offers services in stocks, bonds, options, mutual funds, variable annuities, and other securities to its investment clients. The Company is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

Basis of Presentation – The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (GAAP).

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Interest income - The Company earns interest income from cash equivalents. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

Commissions - The Company generates two types of commission revenue: sales-based commission revenue that is recognized on the settlement date, an industry standard, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Fee-based revenues - Fee-based revenues primarily consist of portfolio service fees that are derived from accounts that charge an annual fee based on net asset value (generally billed quarterly in advance based on prior quarter asset values and recognized over the quarterly period).

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2019.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at three financial institutions and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, software, and subscription related services. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate (4.5%) based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Adoption of this standard resulted in the recognition of operating lease right-of-use asset of $2,935,484 and a corresponding lease liability of $3,111,619 on the Statement of Financial Condition as of January 1, 2019. The Company adopted the practical expedient and made an accounting policy election allowing lessees to not recognize ROU assets and liabilities for leases with a term of 12 months or less. The standard did not materially impact operating results or net capital. Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 5.

Depreciation - Depreciation of equipment and leasehold improvements is computed using the straight-line method over the estimated useful life of the asset, three years, or the term of the lease for leasehold improvements.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company's net capital and required net capital were $4,154,578 and $397,511, respectively. The ratio of aggregate indebtedness to net capital was 143%.

NOTE 3 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual stockholder's of the Company. However, state corporate income taxes are required of Massachusetts and New York. The income tax expense consists of these corporate state income taxes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 4 - RELATED PARTIES

The Company pays monthly management fees to Bolton Capital Group, Inc. (BCG), a related corporation wholly-owned by the sole stockholder of the Company, under a management contract. The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by BCG, in connection with the Company's broker-dealer business, shall include 100% of the Company's first $100,000 in pre-tax profit, 50% of the next pre-tax profits below $400,000, and 25% of any pre-tax profit over $400,000. During 2019, supervisory and overhead costs incurred under this arrangement totaled approximately $6,860,000 of which $1,421,319 was payable at December 31, 2019.

The Company receives fee-based revenue and pays the related commission expense. The Company records a book entry to reflect this revenue and expense on Bolton Securities Corporation (BSC), a related dually registered broker-dealer and investment advisor indirectly owned by the sole stockholder of the Company. As of December 31, 2019, the Company owed $6,532 to BSC.

The Company incurred approximately $107,000 in commission expenses during 2019 to its sole stockholder, of which $21,813 was payable at December 31, 2019.

The Company currently leases office space used as its main headquarters, and certain other property, located in Bolton, MA, as a tenant-at-will from an entity in which its sole shareholder has a beneficial interest. BCG rents this office on behalf of the Company. The Company incurred this expense as part of the management fees noted above.

NOTE 5 – LEASE COMMITMENTS

The Company has obligations as a lessee for office space, software, and subscription related services with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options. The Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 5 – LEASE COMMITMENTS – *(Continued)*

The Company has an agreement to lease office space in Miami, Florida, used by certain affiliated independent registered representatives. The lease expires on various dates through December 2021. The lease calls for annual rent increases of 3%.

In July 2018, the Company entered into an agreement to lease office space in New York. The lease expires July 2021. The lease calls for annual rent increases of 2.5%.

In December 2017, the Company entered into a three-year software licensing agreement. The agreement was amended on September 1, 2019 and expires in September 2021.

The Company entered into agreements for various software subscription related services. These agreements expire on various dates through January 2022.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$1,369,214
Variable lease cost	104,160
Total lease cost	$1,473,374

Other information related to leases at December 31, 2019:

Supplemental cash flow information:
 Cash paid for amounts included in the measurement of lease liabilities:
  Operating cash flow from operating leases $1,476,042

 ROU assets obtained in exchange for lease obligations:
  Operating leases $3,079,852

 Reductions to ROU assets resulting from reductions to lease obligations:
  Operating leases $ (1,469,428)

Weighted average remaining lease term for operating leases is 1.2 years.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

NOTE 5 – LEASE COMMITMENTS – *(Continued)*

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,

2020	1,215,524
2021	533,876
2022	1,970
Total undiscounted payments	1,751,370
Less: Imputed interest	(37,288)
Total Lease Liability	$1,714,082

The Company also entered into an agreement for additional office space in Miami, Florida subsequent to December 31, 2019. The estimated commencement date is May 2020. The lease commitment is for 11 years and calls for annual rent increases of 3% per year. The base rent in the first year is $96,633.

NOTE 6 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENTS

In order to facilitate securities transactions, the Company has agreements with a broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customers' accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company is required to maintain a $100,000 deposit in another firm account with the Clearing broker/dealer. This amount is included in cash-clearing deposit, on the statement of financial condition. Termination fees will be imposed if the Company terminates without cause or under other circumstances in the first five years of the agreement.

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $116,000,000 at December 31, 2019.

NOTE 7 – BUSINESS CONCENTRATIONS

The Company had approximately 100 registered investment advisor affiliations during 2019. Two of those advisors were responsible for approximately 24% of the Company's commissions and mutual fund revenue volume during the year ending December 31, 2019.

NOTE 8 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2019 consists of:

Office equipment	$ 562,123
Leasehold improvements	100,836
Total	662,959
Less: accumulated depreciation	575,102
Net	$ 87,857

NOTE 9 – CONTINGENCIES

During 2019, the Company was involved in various claims and lawsuits, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue:

The following table presents revenue by major source:

Commission Income:	
Equity Securities Transactions – Sales-based	$ 6,977,737
Options Transaction – Sales-based	639,598
Sale of Investment Company Shares – Sales-based and Trailing	20,792,688
Other Securities Commissions:	
Fixed Income – Sales-based	16,652,586
Variable Annuities – Sales-based and Trailing	680,293
Total Commissions	$ 45,742,902

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraphs k(2)(i) and k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

BOLTON GLOBAL CAPITAL, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 5,037,530
Deductions:	
Nonallowable assets	764,846
Haircuts	102,203
Other	15,903
NET CAPITAL	$ 4,154,578
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 397,511
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 397,511
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,573,063
Exclusion: Lease liabilities	(1,610,424)
TOTAL AGGREGATED INDEBTEDNESS	$ 5,962,639
Percentage of Aggregate Indebtedness to Net Capital	143%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bolton Global Capital, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bolton Global Capital, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Bolton Global Capital, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) and 240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Bolton Global Capital, Inc. stated that Bolton Global Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bolton Global Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bolton Global Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 18, 2020

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

BOLTON

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 18, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Bolton Global Capital, Inc. is a broker/dealer registered with the SEC and FINRA.
- Bolton Global Capital, Inc. claimed an exemption under paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2019.
- Bolton Global Capital, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."
    - In addition the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Bolton Global Capital, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2019 without exception.
- Bolton Global Capital, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2019.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Eugene T Hayes Jr

Name and Title: EUGENE T HAYES JR CFO